SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Vermillion, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92407M206

(CUSIP Number)

Feinberg Family Trust

c/o Adam Usdan, Trustee

350 Madison Avenue, 9th Floor

New York, NY 10017

(212) 389-8780

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Rita Molesworth, Esq.

Jeffrey Hochman, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

June 12, 2013

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92407M206	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS Feinberg Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,361,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,361,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Includes 831,000 shares of common stock which may be acquired upon exercise of the warrant, which is exerciseable within sixty days.
**	Calculated based on a total of 24,044,246 shares of common stock outstanding, which is comprised of (i) 23,213,246 shares of common stock outstanding as of May 14, 2013, according to information furnished by Vermillion, Inc. on May 21, 2013 and (ii) 831,000 shares of common stock issuable upon exercise of the warrant.

SCHEDULE 13D

CUSIP No. 92407M206	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS Adam Usdan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,361,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,361,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes 831,000 shares of common stock which may be acquired upon exercise of the warrant, which is exerciseable within sixty days.
**	Calculated based on a total of 24,044,246 shares of common stock outstanding, which is comprised of (i) 23,213,246 shares of common stock outstanding as of May 14, 2013, according to information furnished by Vermillion, Inc. on May 21, 2013 and (ii) 831,000 shares of common stock issuable upon exercise of the warrant.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Vermillion, Inc., a Delaware corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Feinberg Family Trust, a trust organized under the laws of Connecticut (the “Trust”), and Adam Usdan, as the sole trustee of the Trust (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”). The Trust is irrevocable and was formed by Larry N. Feinberg, as grantor, for the benefit of certain of his relatives. Mr. Usdan acts as an independent trustee of the Trust. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b) The address of the principal office of the Reporting Persons is c/o Adam Usdan, 350 Madison Avenue, 9th Floor, NY, NY 10017.

(c) The principal business of the Trust is to hold, manage and invest the assets of the Trust for the benefit of its beneficiaries. Mr. Usdan acts as the independent trustee of the Trust. The principal business of Mr. Usdan is act as portfolio manager of Trellus Management Company, LLC.

(c) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is organized under the laws of Connecticut. Mr. Usdan is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 530,000 shares of Common Stock acquired by the Trust was $773,800. In connection with this purchase of Common Stock, the Trust acquired a warrant (the “Warrant”) to purchase 831,000 shares of Common Stock at an exercise price of $1.46 per share of Common Stock for an aggregate purchase price of $103,875.

All of the funds required to acquire the shares of Common Stock and Warrants were furnished from the general assets of the Trust.

Item 4.	Purpose of Transaction.

The acquisition by the Trust of the Common Stock and the Warrants was effected because of the belief of the Reporting Persons that the Common Stock represented, and continues to represent, an attractive investment. The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant. Subject to any limitations otherwise disclosed in this Item 4, the Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company. Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Common Stock or other securities of the Company, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the board of directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Common Stock and other securities of the Company, if any, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

On May 8, 2013, the Trust entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company and other purchasers named therein. Pursuant to the terms of the Purchase Agreement, on May 13, 2013, the date of the closing, (i) the Trust purchased 530,000 shares of Common Stock for an aggregate purchase price of $773,800, (ii) the Trust acquired a Warrant for an aggregate purchase price of $103,875 to purchase 831,000 shares of Common Stock and (iii) the Trust entered into a stockholders agreement (the “Stockholders Agreement”) with the Company and the other purchasers named therein.

The following summaries of the Purchase Agreement, the Stockholders Agreement and the Warrants are not intended to be complete. The Purchase Agreement, the Stockholders Agreement and the form of Warrant, copies of which are attached hereto as Exhibit 2, 3 and 4, respectively, are incorporated herein by reference and the following summaries are qualified in their entirety by reference thereto. This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

Purchase Agreement

Pursuant to the Purchase Agreement, and the transactions contemplated thereby, on May 13, 2013, the Company sold pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, to the purchasers named in the Purchase Agreement, including the Trust, an aggregate of 8,000,000 shares of Common Stock at a price per share equal to $1.46 and Warrants to purchase an aggregate of 12,500,000 shares of Common Stock for a price of $0.125 per share of Common Stock subject to such Warrants with an exercise price of $1.46 per share.

The Purchase Agreement also provided for the manner of allocation of the fees and expenses between the parties, and the entry of the Company and the purchasers into the Stockholders Agreement.

Stockholders Agreement

As noted above, on May 13, 2013, the Company and the purchasers named therein, including the Trust, entered into the Stockholders Agreement.

Pursuant to the Stockholders Agreement, the Trust agreed not to sell its Shares, Warrants or Warrant Shares (in each case, as defined in the Stockholders Agreement) on or prior to May 13, 2014, subject to specified exceptions.

The Stockholders Agreement also provides for demand registration rights for the Trust, among others, that will require the Company to register its shares of Common Stock with the Securities Exchange Commission and permit the Trust to sell such registered shares of Common Stock to the public, subject to specified conditions therein. Furthermore, pursuant to the Stockholders Agreement, if the Company proposes to register any of its Common Stock at any time prior to May 13, 2018, the Trust, among others, will have the right to request that all or any part of its registrable shares be included in the registration, subject to specified exceptions.

In addition, the Stockholders Agreement provides that, in the event the Company makes an offering of Common Stock or securities convertible into Common Stock for cash (other than offerings related to employee benefits or in connection with a merger or acquisition), Substantial Purchasers (as defined in the Stockholders Agreement), including but not limited to the Trust, have the right to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others an aggregate amount of securities up to an amount necessary to enable it to maintain its current percentage of ownership interest. This right continues for so long as such Substantial Purchaser has beneficial ownership of Shares, Warrants or Warrant Shares, in the aggregate, equal to at least 50% of the Shares and Warrants, in the aggregate, issued at closing.

Warrant

Pursuant to the Warrant, issued on May 13, 2013, the Trust has a right to purchase 831,000 shares of Common Stock at an exercise price per share equal to $1.46. The Warrant is exercisable commencing on the date that is ninety days following the date of issuance until the date that is three years after the date of issuance. The exercise price and number of shares of Common Stock subject to the Warrant is subject to adjustment from time to time in accordance with the terms set forth therein.

Additional Disclosure

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As of June 12, 2013, the Trust, and Mr. Usdan as trustee of the Trust, may be deemed to beneficially own 1,361,000 shares of Common Stock in the aggregate as a result of their beneficial ownership of (i) 530,000 shares of Common Stock and (ii) 831,000 shares of Common Stock issuable upon exercise of the Warrant, representing 5.66% of the outstanding shares of Common Stock (based on 24,044,246 shares of Common Stock outstanding, which is comprised of (i) 23,213,246 shares of Common Stock outstanding as of May 14, 2013 as reported by the Company to representatives of the Reporting Persons and (ii) 831,000 shares of Common Stock issuable upon exercise of the Warrant).

(b) The Trust, through its trustee, Mr. Usdan, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(c) As set forth above, pursuant to the Purchase Agreement, on May 13, 2013, the Trust (i) purchased 530,000 shares of Common Stock for an aggregate purchase price of $773,800 and (ii) acquired a Warrant for an aggregate purchase price of $103,875 to purchase 831,000 shares of Common Stock.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on June 17, 2013 with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

As described in Item 4 hereto, (i) the Trust, and the other purchasers named therein, and the Company have entered into a Purchase Agreement, (ii) the Trust, and the other purchasers named therein, and the Company have entered into a Stockholders Agreement and (iii) the Trust has acquired a Warrant. The information set forth in Item 4 with respect to the Purchase Agreement, the Stockholders Agreement and the Warrant is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of June 17, 2013, by and between Feinberg Family Trust and Adam Usdan.

Exhibit 2.	Securities Purchase Agreement, dated as of May 8, 2013, by and among the Company, Feinberg Family Trust and the other purchasers named therein.

Exhibit 3.	Stockholders Agreement, dated as of May 13, 2013, by and among the Company, Feinberg Family Trust and the other purchasers named therein.

Exhibit 4.	Form of Warrant as to the purchase by Feinberg Family Trust of shares of Common Stock of the Company.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2013	FEINBERG FAMILY TRUST

	By:	/s/ Adam Usdan
		Name:	Adam Usdan
		Title:	Trustee

Dated: June 17, 2013	ADAM USDAN

	By:	/s/ Adam Usdan